Rigorous Third-Party Testing Validation of Cyber Crucible

Cyber Crucible recently underwent one of the most intense and comprehensive testing protocols ever conducted by a leading international consulting and accounting firm. Given that Cyber Crucible's technology is the first of its kind, it was imperative to have its capabilities thoroughly tested and proven by an esteemed third party.

Over a span of approximately 90 days, Cyber Crucible was subjected to a battery of sophisticated tests designed to push the limits of its software. From naive malware testing to advanced tradecraft simulations and adversary emulation, every conceivable attack vector was employed to challenge the technology. The testing phases included in-memory tradecraft, custom novel malware, offline and online functionality, and even red team collaboration involving reverse engineering and zero-day exploit simulations.

Cyber Crucible not only withstood every attack but also demonstrated its ability to self-heal and maintain optimal performance under extreme conditions. This validation by one of the big 4 is not just a testament to Cyber Crucible's robust product but a significant milestone for the cybersecurity industry as a whole.

Naive Malware Testing

- Objective: Assess Cyber Crucible's baseline malware detection capabilities.
- Method: Run a variety of ransomware and data theft malware samples across different versions of Windows operating systems to identify any false negatives—instances where Cyber Crucible might fail to detect malware.
- Outcome: Cyber Crucible successfully identified all malware samples without any false negatives.

Advanced Modern Tradecraft Malware Testing

- Objective: Evaluate Cyber Crucible's effectiveness against sophisticated and realistic cyber attack techniques.
- Method: Use in-memory tradecraft to avoid file creation, thus evading traditional file-scanning security tools.
  - Employ various evasion techniques to bypass detection by security tools and analysts.
  - Utilize loaders seen in the wild to provide advanced capabilities to encrypt or otherwise bypass security tools.
  - Conduct testing in both offline and online environments to assess the tool's ability to function without access to remote analytics servers.
- Outcome: Cyber Crucible maintained robust protection in all scenarios, demonstrating its capability to function independently of internet connectivity.

Advanced Tradecraft with Novel Malware

- Objective: Test Cyber Crucible's response to previously unseen malware.
- Method: Deploy custom malware samples specifically created for penetration testing and adversary emulation exercises, ensuring they are not present in any known repositories.
- Outcome: Cyber Crucible successfully detected and mitigated threats posed by novel malware.

Collaberation With Red Team

- Objective: Simulate real-world hacking attempts and assess Cyber Crucible's resilience to advanced attack vectors.
- Method: Use a variety of techniques known to disable endpoint security software.
  - Employ advanced methods normally available only to highly skilled attackers, such as malicious kernel drivers, to exploit system capabilities.
  - Reverse engineer Cyber Crucible to develop custom zero-day exploits, simulating targeted attacks by highly skilled and resourced adversaries.
  - Measure resource consumption throughout all testing phases to assess if IT resources (system or network) are improperly consumed.
- Outcome: Cyber Crucible withstood all exploitation attempts, effectively self-healing and maintaining its defensive integrity while ensuring low resource consumption. Throughout the entire process, Cyber Crucible's resource consumption, including memory usage and CPU utilization, was tested to ensure no leaks or dramatic increases in resource usage, which was successfully maintained at low levels.

"It's mind-blowing that such a small team from Pittsburgh could produce a tool of this caliber. We could not break it."